UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material Notice

  ULTRAPAR PARTICIPAÇÕES S.A.

  MATERIAL NOTICE

  Ultrapar signs agreement to sell Extrafarma

  São Paulo, May 18, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”), in accordance with CVM Instruction Nr. 358/02, today announces the signing of a share purchase agreement for the sale of all shares of Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) to Empreendimentos Pague Menos S.A. (B3: PGMN3, “Pague Menos”). The total sale price (EV – enterprise value) is R$ 700 million, subject to adjustments due mainly to changes in working capital and Extrafarma's net debt position on the closing date of the transaction.

  Consistent with the disclosure it has been providing to its shareholders and to the capital markets, Ultrapar is in the process of reviewing its portfolio pursuing greater complementarity and synergies among its businesses, with investments focused on existing opportunities in the downstream oil and gas chain in Brazil, in which the Company has strong operational scale and structural competitive advantages, allowing greater efficiency and potential for value generation. The management focus and the reduction of the financial leverage are additional benefits of this transaction for Ultrapar.

  For Pague Menos, the business combination with Extrafarma will accelerate its expansion plan, expand its presence in the North and Northeast regions and transform it into the second largest retail pharmacy network in Brazil in terms of number of stores.

  The payment of the transaction will be in three installments: 50% on the closing date and 25% on each the first and the second anniversary of the closing date. A guarantee will be provided by a shareholder for the last two installments. The completion of this transaction is subject to usual conditions precedent in such deals, including approval by the Brazilian antitrust authority and by the general shareholders’ meeting of Pague Menos, pursuant to the terms of article 256 of the Brazilian Corporate Law, to be called by the purchasing company in due course, and as already ratified by its controlling shareholder. Furthermore, preemptive rights will be granted to Ultrapar's shareholders who wish to acquire Extrafarma's shares, proportionally to their respective participation in Ultrapar's share capital and for the same price per share to be paid by Pague Menos, pursuant to article 253 of the Brazilian Corporate Law. The shareholders of Ultrapar that exercise such right will become direct shareholders of Extrafarma, a privately held company with no liquidity. Ultrapar will call a general shareholders' meeting promptly to formalize the offering of the aforementioned preemptive rights, detailing the procedures for its exercise, as applicable.

  Extrafarma and Pague Menos will maintain their regular course of business, on an independent manner, until the closing date of the transaction.

  Rodrigo de Almeida Pizzinatto

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

1

  This material notice should not be construed as an offer to sell or solicitation of an offer to purchase securities issued by Ultrapar or Extrafarma, or an offer, solicitation or sale of securities issued by Ultrapar or Extrafarma in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

  The right of first refusal in relation to the shares issued by Extrafarma has not been, and will not be, registered under the Securities Act of 1933, as amended (“Securities Act”) or any other U.S. federal or state securities laws, and such securities may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. persons, unless such offer or sale is exempt from, or not subject to, registration under the Securities Act and any applicable securities laws of the states of the United States.

2

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: May 18, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

  (Material Notice)